4

                                OTHER INFORMATION

SHAREHOLDER VOTING RESULTS:  (Unaudited)

A special meeting of the Merrimac Cash Series shareholders was held on August 28, 1998 at which shareholders considered one proposal. The voting results were as follows:

To approve a new Investment Sub-Adviser Agreement between Investors Bank & Trust Company (the "Adviser") and Allmerica Asset Management, Inc. (the "Sub-Adviser"), with respect to the assets of the Merrimac Cash Portfolio, a series of the Merrimac Master Portfolio:


          Shares For          Shares Against      Shares Abstaining

          0                   0                   207,059,045




A special meeting of the Merrimac Treasury Series shareholders was held on December 18, 1998 at which shareholders considered one proposal. The voting results were as follows:

To approve a new Investment Sub-Adviser Agreement between Investors Bank & Trust Company (the "Adviser") and M&I Investment Management Corp. (the "Sub-Adviser"), with respect to the assets of the Merrimac Treasury Portfolio, a series of the Merrimac Master Portfolio:


                              Shares Against      Shares Abstaining
          Shares For
          83,125,905          0                   0